UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             CEEE Group Corporation
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                                (Name of issuer)

                     Common Stock, $.001 par value per share
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                         (Title of class of securities)

                                   125145 10 2
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                                 (CUSIP Number)


                            ROBERT H. FRIEDMAN, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 16, 1996
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                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                Page 1 of 9 Pages

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              NORMAN J. HOSKIN (###-##-####)
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          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                                         (b)/ /
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          3       SEC USE ONLY

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          4       SOURCE OF FUNDS*

                           OO
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          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
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   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY           10,954,936(1)(2)(3)
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                    8    SHARED VOTING POWER

                          Not Applicable
                 ---------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                   10,954,936(1)(2)
                 ---------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          Not Applicable
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          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           10,954,936(1)(2)(3)
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          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         / /
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          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           39.7%(4)
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          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes 2,454,808 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue to Mr. Hoskin pursuant to an Exchange of Stock Agreement and Plan of Reorganization, dated July 16, 1996 as amended by Amendment No. 1 to Exchange of Stock Agreement and Plan of Reorganization, dated September 5, 1996 (collectively referred to as the "Exchange Agreement"), by and among the Issuer, Edward Cowle, Deworth Williams, Atlantic International Capital, Inc. ("Atlantic") and the former shareholders of Atlantic.

(2) Includes (i) 2,100,000 shares of Common Stock held by the Kunni Lemmel Trust, a trust formed under the laws of Bermuda; and (ii) 5,455,128 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue to the Kunni Lemmel Trust pursuant to the Exchange Agreement. Mr. Hoskin currently has full voting and dispositive power over all shares held by The Kunni Lemmel Trust.

(3) Does not include 10,954,936 shares of Common Stock which are subject to a Voting Agreement, dated July 22, 1996, by and between Mr. Hoskin and Richard A. Iamunno. Under the terms of the Voting Agreement Mr. Hoskin shall have the right, for a period of up to five years, to vote all of the shares of Common Stock held by, or for the benefit of, Mr. Iamunno in the event of Mr. Iamunno's death or the occurrence of certain physical or mental incapacities to Mr. Iamunno. The Voting Agreement is terminable at any time upon the written agreement of Mr. Hoskin and Mr. Iamunno.

(4) Percent of class computed by including in the number of shares outstanding an aggregate of 18,183,759 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue pursuant to the Exchange Agreement.

================================================================================
          1     NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            The Kunni Lemmel Trust
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          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)/ /
                                                                      (b)/ /
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          3     SEC USE ONLY

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          4     SOURCE OF FUNDS*

                         OO
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          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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          6     CITIZENSHIP OR PLACE OF ORGANIZATION

                         BERMUDA
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  NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                      7,555,128(1)(2)
OWNED BY EACH
  REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                        Not Applicable
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            7,555,128(1)(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                        Not Applicable
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          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         7,555,128(1)(2)
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          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   / /
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          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         27.4%(3)
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          14    TYPE OF REPORTING PERSON*

                         OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes 5,455,128 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue to The Kunni Lemmel Trust pursuant to the Exchange Agreement.

(2) Norman J. Hoskin currently has full voting and dispositive power over all shares held by The Kunni Lemmel Trust.

(3) Percent of class computed by including in the number of shares outstanding an aggregate of 18,183,759 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue pursuant to the Exchange Agreement.

Item 1.    SECURITY AND ISSUER

           This statement relates to shares of Common Stock, $.001 par value per share, of CEEE Group Corporation, a Colorado corporation ("CEEE"). The address of the principal executive offices of CEEE is 2200 Corporate Boulevard, Suite 317, Boca Raton, Florida 33431.

Item 2.    IDENTITY AND BACKGROUND.

           (a) This statement is being filed pursuant to Rule 13d- 1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by Norman J. Hoskin ("Hoskin") and The Kunni Lemmel Trust, a trust formed under the laws of Bermuda (the "Trust"). Each of the foregoing are referred to individually as a "Reporting Person" and collectively as "Reporting Persons." Hoskin has full voting and dispositive power over all shares held by the Trust. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

           (b) The address for each of the Reporting Persons is c/o CEEE, 2200 Corporate Boulevard, Suite 317, Boca Raton, Florida 33431.

           (c) Hoskin is presently the Chairman of the Board, Secretary and Treasurer of CEEE. Hoskin also serves as the Chairman of the Board, Secretary and Treasurer of Atlantic International Capital, Inc. ("Atlantic"), a wholly-owned subsidiary of CEEE.

           (d) No Reporting Person has at any time during the last 5 years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) No Reporting Person has at any time during the last 5 years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

           (f) Hoskin is a citizen of the United States of America. The Trust was organized under the laws of Bermuda.

Item 3.    SOURCE AND AMOUNT OF FUNDS ON THE CONSIDERATION

           On July 16, 1996 the Reporting Persons, as shareholders of Atlantic, acquired their shares of CEEE in an exchange of shares with CEEE pursuant to an Exchange of Stock Agreement and Plan of

Reorganization, as amended (the "Exchange Agreement"). The source of funds for the exchange was each Reporting Person's respective equity interest in Atlantic.

Item 4.    PURPOSE OF TRANSACTION

           The purpose of entering into the Exchange Agreement was to effect the reorganization (as such term is defined in Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended) of CEEE. The Reporting Persons and the other former shareholders of Atlantic exchanged their shares of Atlantic for (i) a pre-determined number of shares of CEEE; and (ii) and a pre-determined number of shares of CEEE to be issued upon effectiveness of CEEE's reincorporation merger into the State of Delaware and the subsequent increase in its authorized capital stock to 110,000,000 shares. Upon completion of the reorganization (i) the former Atlantic shareholders as a group acquired approximately 94% of the issued and outstanding Common Stock of CEEE(1); and (ii) Atlantic became a wholly-owned subsidiary of CEEE.

           Pursuant to the Exchange Agreement the former officers and directors of CEEE resigned on July 16, 1996 and subsequently, (i) Richard A. Iamunno was appointed President, Chief Financial Officer and a Director of CEEE; (ii) Hoskin was appointed Chairman of the Board, Secretary & Treasurer of CEEE; and (iii) Steven D. Brown was appointed a Director of CEEE.

           As contemplated by the Exchange Agreement, upon shareholder approval, CEEE will effect a reincorporation merger into the State of Delaware whereby it will, among other things, (i) increase its authorized capital stock from 10,000,000 shares to 110,000,000 shares; (ii) split all of its outstanding shares on a 1 for 3 basis; and (iii) change its corporate name to Atlantic International Entertainment, Ltd.

           Pursuant to the terms of the Exchange Agreement CEEE acquired all of the outstanding stock of Atlantic from the former shareholders of Atlantic in exchange for an aggregate of 7,000,000 shares of Common Stock of CEEE on July 16, 1996. In addition, CEEE is obligated, upon an increase in its authorized capital stock, to issue an aggregate of 18,183,759 additional shares to the former shareholders of Atlantic as discussed above.

--------
     (1) Percentage computed by including in the number of shares of Common Stock outstanding an aggregate of 18,183,759 shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue pursuant to the Exchange Agreement, as discussed above.

Item 5.   INTEREST IN SECURITIES THE ISSUER

           (a) As of the date hereof, (i) Mr. Hoskin beneficially owned 10,954,936(2)(3) shares of Common Stock of CEEE. Such shares constitute 39.7%(4) of the shares of Common Stock of CEEE issued and outstanding as of the date hereof; and (ii) the Trust beneficially owned 7,555,128(5) shares of Common Stock of CEEE. Such shares constitute 27.4%(4) of the shares of Common Stock of CEEE issued and outstanding as of the date hereof. As of the date hereof there were 27,570,492(4) shares of Common Stock of CEEE issued and outstanding.

           (b) Mr. Hoskin currently has the sole power to vote and dispose of all of the shares of Common Stock of CEEE referred to in paragraph (a) above. However, the shares of Common Stock of CEEE referred to in paragraph (a) above are subject to a Voting Agreement, dated July 22, 1996, by and between Hoskin and Mr. Iamunno (the "Voting Agreement"). Under the terms of the Voting Agreement Hoskin shall have the right, for a period of up to five years, to vote all of the shares of Common Stock held by, or for the benefit of, Mr. Iamunno in the event of Mr. Iamunno's death or the occrurrence of certain physical or mental conditions with respect to Mr. Iamunno which renders him unable to evaluate and comprehend proposals being voted on. The Voting Agreement is terminable at any time upon the written agreement of Hoskin and Mr. Iamunno.

           (c) See "Item 3. Source and Amount of Funds" above for information as to the shares of Common Stock of CEEE recently acquired by the Reporting
Persons.   Except  as  disclosed  therein,  no

--------
     (2) Includes 2,454,808 additional shares of Common Stock which the Issuer, upon an increase in its athorized capital stock, is obligated to issue to Mr. Hoskin pursuant to the Exchange Agreement.

     (3)   Includes (i) 2,100,000  shares of Common Stock held by the Trust; and
(ii) 5,455,128 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue to the Trust pursuant to the Exchange Agreement. Mr. Hoskin currently has full voting and dispositive power over all shares of Common Stock held by the Trust.

     (4) Percent of class and total shares outstanding computed by including in the number of shares of Common Stock outstanding an aggregate of 18,183,759 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue pursuant to the Exchange Agreement.

     (5) Includes 5,455,128 additional shares of Common Stock which the Issuer, upon an increase in its authorized capital stock, is obligated to issue to the Trust pursuant to the Exchange Agreement.

Reporting Person has acquired, within the past 60 days, any shares of Common Stock of CEEE.

           (d) No person other than as outlined herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of CEEE that are subject to this Schedule 13D.

           (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           Hoskin is a party to the Voting Agreement. Under the terms of the Voting Agreement Hoskin shall have the right, for a period of up to five years, to vote all of the shares of Common Stock held by, or for the benefit of, Mr. Iamunno in the event of Mr. Iamunno's death or the occurrence of certain physical or mental conditions with respect to Mr. Iamunno which renders him unable to evaluate and comprehend proposals being voted on. Mr. Iamunno retains the same rights with respect to shares held by, or for the benefit of, Mr. Hoskin. The Voting Agreement is terminable at any time upon the written agreement of Hoskin and Mr. Iamunno.

           Also, see "Item 4. Purpose of Transaction."

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

          99.1 Exchange of Stock Agreement and Plan of Reorganization, dated July 16, 1996, by and among CEEE, Edward Cowle, Deworth Williams, Atlantic and the other former Atlantic Shareholders. (The Reporting Persons hereby agree to furnish a copy of any omitted schedule or exhibit to such agreement to the Commission upon request).

          99.2 Amendment No. 1 to Exchange of Stock Agreement and Plan of Reorganization, dated September 5, 1996, by and among CEEE, Edward Cowle, Deworth Williams, Atlantic and the other former Atlantic Shareholders.

          99.3 Voting Agreement, dated July 22, 1996, by and between Norman J. Hoskin and Richard A. Iamunno.

          99.4 Joint Filing Agreement, dated November 18, 1996, by and between Norman J. Hoskin and The Kunni Lemmel Trust.

                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        By: /s/ Norman J. Hoskin
                                           -------------------------------------
                                                Norman J. Hoskin



                                        THE KUNNI LEMMEL TRUST



                                        By: /s/ Hildeberto S. Defrias
                                           -------------------------------------
                                                Hildeberto S. Defrias
                                                Trustee



                                        By: /s/ Joseph E. Wakefield
                                           -------------------------------------
                                                Joseph E. Wakefield
                                                Trustee


Dated:  November 18, 1996